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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AGILENT TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

AGILENT TECHNOLOGIES, INC.
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights issued under the Preferred Stock Rights Agreement)
(Title of Class of Securities)

00846U101
(CUSIP Number of Class of Securities)

D. Craig Nordlund, Esq.
Marie Oh Huber, Esq.
Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

William H. Hinman, Jr., Esq.
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, California 94304
(650) 251-5000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐    third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☐    going private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 2 ("Amendment No. 2") amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on December 6, 2005 and the Issuer Tender Offer Statement on Schedule TO originally filed with the Commission on November 15, 2005 (collectively, the "Schedule TO") in connection with the offer by Agilent Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 73,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Preferred Stock Rights Agreement between the Company and the Harris Trust and Savings Bank as Rights Agent, dated as of May 12, 2000, at a price not greater than $37.00 nor less than $32.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2005 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which was attached as Exhibit (a)(1)(B) (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

        The information contained in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        This Amendment No. 2 is filed to incorporate the press release dated December 14, 2005 that announced the preliminary results of the Offer.

ITEM 11. ADDITIONAL INFORMATION

        Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

        On December 14, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, on Tuesday, December 13, 2005. A copy of the press release is filed as Exhibit (a)(1)(L) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(1)(L)	Press release dated December 14, 2005, entitled "Agilent Technologies Announces Preliminary Results of its Modified "Dutch Auction' Self-Tender Offer"

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2005	AGILENT TECHNOLOGIES, INC.
	By:	/s/ ADRIAN DILLON
		Name:	Adrian Dillon
		Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

Exhibit Index

(a)(1)(A)**	Offer to Purchase dated November 15, 2005.
(a)(1)(B)**	Letter of Transmittal, as amended hereby.
(a)(1)(C)**	Notice of Guaranteed Delivery.
(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 15, 2005.
(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)***	Press Release, dated November 14, 2005, incorporated by reference from Exhibit 99.2 to our Current Report on Form 8-K dated November 14, 2005.
(a)(1)(H)**	Summary Advertisement dated November 15, 2005.
(a)(1)(I)****	Press release dated November 29, 2005, entitled "Agilent Technologies Completes Sale of Its Stake in Lumileds"
(a)(1)(J)*	Press release dated December 1, 2005, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated December 2, 2005, entitled "Agilent Technologies Completes Divestiture of Semiconductor Products Business for $2.66 Billion"
(a)(1)(K)****	Press release dated December 6, 2005, entitled "Agilent Technologies, Inc. Announces No Remaining Financing Conditions to Closing its Modified "Dutch Auction' Self-Tender Offer"
(a)(1)(L)*****	Press release dated December 14, 2005, entitled "Agilent Technologies Announces Preliminary Results of its Modified "Dutch Auction' Self-Tender Offer"
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)**	Term Facility Commitment Letter between Agilent Technologies, Inc. and Merrill Lynch Capital Corp., dated November 11, 2005.
(b)(2)*	Term Facility Agreement between Agilent Technologies, Inc. and Merrill Lynch Capital Corp, dated December 6, 2005 incorporated by reference from Exhibit 99.2 to our Current Report on Form 8-K, dated December 6, 2005.
(d)(1)***	Agilent Technologies, Inc. 1999 Stock Plan, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.2 of the Company's S-1/A filed October 22, 1999.
(d)(2)***	Agilent Technologies, Inc. 1999 Stock Plan (Restatement effective September 17, 2001), incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.13 of the Company's Form 10-K/A filed on February 1, 2002.
(d)(3)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective May 21, 2002), incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from the Company's Form S-8 filed May 23, 2002.
(d)(4)***	Agilent Technologies, Inc. Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 4.1 of the Company's Form S-8 filed September 29, 2000.

(d)(5)***	1999 Non-Employee Director Stock Plan, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.3 of the Company's S-1/A filed October 22, 1999.
(d)(6)***	Agilent Technologies, Inc. 1999 Stock Plan, as amended and restated, and Amendment No. 1 thereto dated March 5, 2003, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit (d)(1) of the Company's Schedule TO filed May 20, 2003.
(d)(7)***	Amendment No. 2 to Agilent Technologies, Inc. 1999 Stock Plan dated May 20, 2003, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.18 of the Company's Form 10-Q filed June 4, 2003.
(d)(8)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement effective November 18, 2003), incorporated by reference from Exhibit 10.19 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed March 4, 2004.
(d)(9)***	1999 Non-Employee Director Stock Plan (Amendment and Restatement effective January 20, 2004), incorporated by reference from Exhibit 10.20 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.19 of the Company's Form 10-Q filed June 3, 2004.
(d)(10)***	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement effective November 1, 2004), incorporated by reference from Exhibit 10.24 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.23 of the Company's Form 10-Q filed September 2, 2004.
(d)(11)***	Agilent Technologies, Inc. Non-Employee Director Stock Plan (Amendment and Restatement effective July 20, 2004), incorporated by reference from Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 10.24 of the Company's 10-Q filed September 2, 2004.
(d)(12)***	Preferred Stock Rights Agreement between the Company and Harris Trust and Savings Bank dated as of May 12, 2000, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission on December 21, 2004, incorporating by reference from Exhibit 1 of the Company's Form 8-A filed May 17, 2000.
(d)(13)***	Asset Purchase Agreement, dated as of August 14, 2005, by and between Agilent Technologies, Inc. and Argos Acquisition Pte. Ltd., incorporated by reference from Exhibit 2.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.
(d)(14)***	Share Purchase Agreement, dated as of August 12, 2005, by and among Agilent Technologies, Inc. and Agilent LED International, Philips Lumileds Holding B.V. and Koninklijke Philips Electronics N.V., incorporated by reference from Exhibit 2.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 15, 2005.

(d)(15)***	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and the Chief Executive Officer, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(16)***	Form of amended and restated change of control severance agreement, effective September 8, 2005, between Agilent Technologies, Inc. and Named Executive Officers (other than the Company's Chief Executive Officer), incorporated by reference from Exhibit 10.2 of the Company's Form 8-K, as filed with the Securities and Exchange Commission on September 14, 2005.
(d)(17)***	Agilent Technologies, Inc. Employee Stock Purchase Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(18)***	Agilent Technologies, Inc. 1999 Stock Plan (Amendment and Restatement, effective November 1, 2005), incorporated by reference from Exhibit 10.54 of the Company's Form 10-Q for the period ended July 31, 2005, as filed with the Securities and Exchange Commission on September 7, 2005.
(d)(19)***	Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees, Amended and Restated effective November 1, 2004, incorporated by reference from Exhibit 10.1 of the Company's Form 8-K dated March 1, 2005.
(d)(20)***	Compensation Arrangement Summary for William P. Sullivan, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(21)***	Compensation Arrangement Summary for James G. Cullen, effective March 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 8-K dated March 1, 2005.
(d)(22)***	Compensation Arrangement Summary for Adrian T. Dillon, effective March 1, 2005, incorporated by reference from Exhibit 10.49 of the Company's Form 10-Q dated March 10, 2005.
(d)(23)***	Compensation Arrangement Summary for Chris van Ingen, effective March 1, 2005, incorporated by reference from Exhibit 10.50 of the Company's Form 10-Q dated March 10, 2005.
(d)(24)***	Compensation Arrangement Summary for each of the non-employee directors, effective March 1, 2005, incorporated by reference from Exhibit 10.52 of the Company's Form 10-Q dated March 10, 2005.
(d)(25)***	Offer letter from the Company to Adrian T. Dillon as incoming Executive Vice President and Chief Financial Officer, dated November 6, 2001, incorporated by reference from Exhibit 10.15 of the Company's Form 10-Q filed on March 6, 2002.
(d)(26)***	Agilent Technologies, Inc. Excess Benefit Retirement Plan (Amendment effective May 1, 2000), incorporated by reference from Exhibit 10.7 of the Company's Form 10-K filed January 22, 2002.
(d)(27)***	Agilent Technologies, Inc. Deferred Compensation Plan (Amendment and Restatement as of March 19, 2002), incorporated by reference from Exhibit 10.10 of the Company's Form 10-K filed December 20, 2002.
(d)(28)***	Agilent Technologies, Inc. Deferred Compensation Plan for Non-Employee Directors (effective March 1, 2004), incorporated by reference from Exhibit 10.21 of the Company's Form 10-Q filed June 3, 2004.
(d)(29)***	Agilent Technologies, Inc. Deferred Compensation Plan, incorporated by reference from Exhibit 10.1 of the Company's 8-K filed November 19, 2004.
(d)(30)***	Agilent Technologies, Inc. 2005 Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.2 of the Company's 8-K filed November 19, 2004.
(g)	Not Applicable.

(h)	Not Applicable.

*	Incorporated by reference as previously filed.
**	Previously filed on Schedule TO on November 15, 2005.
***	Previously incorporated by reference on Schedule TO on November 15, 2005.
****	Previously filed on Amendment No. 1 to Schedule TO on December 6, 2005.
*****	Filed herewith.

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INTRODUCTION
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
SIGNATURE
Exhibit Index